SCHEDULE 13G

                  Under the Securities Exchange Act of 1934

Name of Issuer - Grubb & Ellis Realty Income Trust
Title of Class of Securities - Beneficial Interest in a Liquid Trust CUSIP Number - 400097101000


Item 1. (a):   Grubb & Ellis Realty Income Trust

Item 1. (b):   One Montgomery Street
               Telesis Tower, Suite 3200
               San Francisco, CA 94104

Item 2. (a):   Heitman Real Estate Fund Fund
               (formerly known as PRA Real Estate Securities Fund)

Item 2. (b):   180 North LaSalle Street, Suite 3600
               Chicago, IL 60601

Item 2. (c):   United States

Item 2. (d):   Beneficial Interest in a Liquidating Trust  (Title of Class
               ------------------------------------------   of Securities)

Item 2. (e):   400097101000   (CUSIP No.)
               ------------

Item 3.

a) _____  Broker or dealer registered under Section 15 of the Act
b) _____  Bank as defined under Section 3(a) (6) of the Act
c) _____  Insurance Company as defined under Section 3 (a)(19) of the Act
d) __X__ Investment Company registered under Section 8 of the Investment Company Act of 1940
e) _____ Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940
f) _____ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(ii)(F)
g) _____  Parent Holding Company, in accordance with Section
          240.13d-1(b)(ii)(G)
h) _____  Group, in accordance with Section 240.13d-1(b)(ii)(H)

Item 4. (a)      189,700      (Amount beneficially owned)
               ----------
Item 4. (b):       2.14% (Percent of class)
               ----------
Item 4. (c):   Number of shares to which such person has:

(i)       sole power to vote or to direct the vote                    ___0_

(ii)      shared power to vote or to direct the vote                  ___0_

(iii)     sole power to dispose or to direct the disposition of       ___0_

(iv)      shared power to dispose or to direct the disposition of     ___0_

Item 5.   Yes

Item 6.   Not applicable

Item 7.   Not applicable

Item 8.   Not applicable

Item 9.   Not applicable

Item 10.  CERTIFICATION  (See Below)

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  February 12, 1996
                                                  -----------------
                                                  Date


                                                  /s/ Dean A. Sotter
                                                  -------------------------
                                                  Signature


                                                  Dean A. Sotter/ President
                                                  -------------------------
                                                  Name/Title






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